Exhibit 99.1

Sapiens to Present at the Jefferies 2016 Technology Conference

Holon, Israel – April 19, 2016 – Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, today announced that the company will present at the Jefferies 2016 Technology Conference, to be held at Mandarin Oriental Brickell hotel in Miami, Florida on May 11-12, 2016.

Sapiens management will present on Wednesday, May 11 at 2:30 p.m. (EST) and will be available for one-on-one, or group meetings with investors throughout the conference.

For more information about the conference, or to schedule a meeting with Sapiens' management, please contact your Jefferies representative directly, or send an email to technologyconference@jefferies.com.

About the Jefferies 2016 Technology Conference

The Jefferies 2016 Technology Conference will feature an extensive range of companies across the computer services and IT consulting, data networking and wireline equipment, Internet and interactive entertainment, IT hardware, semi-conductors, software and telecom sectors. The two-day conference will be comprised of company presentations, keynotes, thematic panels and investor meetings. This global gathering of institutional investors, private equity investors, VCs and senior executives will address trends and developments within technology sectors, as well as near- and long-term investment opportunities.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 190 financial services organizations. The Sapiens team of over 1,600 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com